SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 2)

Ikanos Communications, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45173E105

(CUSIP Number)

Christopher L. Kaufman

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Tel: (650) 463-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons Tallwood III, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power

37,574,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock and options to purchase 140,000 shares of Common Stock)

1 share of Series A Preferred Stock

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

37,574,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock and options to purchase 140,000 shares of Common Stock)

1 share of Series A Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

37,574,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock and options to purchase 140,000 shares of Common Stock)

1 share of Series A Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.9% of Common Stock* 100% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) PN

*	Percentage ownership based on common stock outstanding as of February 22, 2013 and assumes exercise in full of the warrants. See Item 5 of this Schedule 13D.

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons Tallwood III Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power

37,574,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock and options to purchase 140,000 shares of Common Stock)

1 share of Series A Preferred Stock

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

37,574,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock and options to purchase 140,000 shares of Common Stock)

1 share of Series A Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

37,574,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock and options to purchase 140,000 shares of Common Stock)

1 share of Series A Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.9% of Common Stock* 100% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) PN

*	Percentage ownership based on common stock outstanding as of February 22, 2013 and assumes exercise in full of the warrants. See Item 5 of this Schedule 13D.

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons Tallwood III Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power

37,574,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock and options to purchase 140,000 shares of Common Stock)

1 share of Series A Preferred Stock

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

37,574,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock and options to purchase 140,000 shares of Common Stock)

1 share of Series A Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

37,574,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock and options to purchase 140,000 shares of Common Stock)

1 share of Series A Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.9% of Common Stock* 100% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) PN

*	Percentage ownership based on common stock outstanding as of February 22, 2013 and assumes exercise in full of the warrants. See Item 5 of this Schedule 13D.

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons Tallwood III Management, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power

37,574,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock and options to purchase 140,000 shares of Common Stock)

1 share of Series A Preferred Stock

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

37,574,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock and options to purchase 140,000 shares of Common Stock)

1 share of Series A Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

37,574,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock and options to purchase 140,000 shares of Common Stock)

1 share of Series A Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.9% of Common Stock* 100% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) OO

*	Percentage ownership based on common stock outstanding as of February 22, 2013 and assumes exercise in full of the warrants. See Item 5 of this Schedule 13D.

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons Tallwood III Annex, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power

37,574,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock and options to purchase 140,000 shares of Common Stock)

1 share of Series A Preferred Stock

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

37,574,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock and options to purchase 140,000 shares of Common Stock)

1 share of Series A Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

37,574,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock and options to purchase 140,000 shares of Common Stock)

1 share of Series A Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.9% of Common Stock* 100% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) PN

*	Percentage ownership based on common stock outstanding as of February 22, 2013 and assumes exercise in full of the warrants. See Item 5 of this Schedule 13D.

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons Tallwood III Annex Management, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power

37,574,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock and options to purchase 140,000 shares of Common Stock)

1 share of Series A Preferred Stock

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

37,574,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock and options to purchase 140,000 shares of Common Stock)

1 share of Series A Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

37,574,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock and options to purchase 140,000 shares of Common Stock)

1 share of Series A Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.9% of Common Stock* 100% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) OO

*	Percentage ownership based on common stock outstanding as of February 22, 2013 and assumes exercise in full of the warrants. See Item 5 of this Schedule 13D.

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons Luis Arzubi
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power

37,574,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock and options to purchase 140,000 shares of Common Stock)

1 share of Series A Preferred Stock

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

37,574,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock and options to purchase 140,000 shares of Common Stock)

1 share of Series A Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

37,574,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock and options to purchase 140,000 shares of Common Stock)

1 share of Series A Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.9% of Common Stock* 100% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) IN

*	Percentage ownership based on common stock outstanding as of February 22, 2013 and assumes exercise in full of the warrants. See Item 5 of this Schedule 13D.

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons Diosdado Banatao
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power

37,574,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock and options to purchase 140,000 shares of Common Stock)

1 share of Series A Preferred Stock

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

37,574,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock and options to purchase 140,000 shares of Common Stock)

1 share of Series A Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

37,574,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock and options to purchase 140,000 shares of Common Stock)

1 share of Series A Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.9% of Common Stock* 100% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) IN

*	Percentage ownership based on common stock outstanding as of February 22, 2013 and assumes exercise in full of the warrants. See Item 5 of this Schedule 13D.

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons George Pavlov
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power

37,574,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock and options to purchase 140,000 shares of Common Stock)

1 share of Series A Preferred Stock

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

37,574,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock and options to purchase 140,000 shares of Common Stock)

1 share of Series A Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

37,574,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock and options to purchase 140,000 shares of Common Stock)

1 share of Series A Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.9% of Common Stock* 100% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) IN

*	Percentage ownership based on common stock outstanding as of February 22, 2013 and assumes exercise in full of the warrants. See Item 5 of this Schedule 13D.

Introduction.

This Amendment No. 2 to the Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission on September 3, 2009, as amended by Amended No. 1 to the Schedule 13D (as amended, this “Schedule 13D”) by Tallwood III, L.P., a Delaware limited partnership (“Tallwood III”), Tallwood III Partners, L.P., a Delaware limited partnership (“Tallwood III Partners”), Tallwood III Associates, L.P., a Delaware limited partnership (“Tallwood III Associates”), and Tallwood III Annex, L.P., a Delaware limited partnership (“Tallwood III Annex”) (Tallwood III, Tallwood III Partners, Tallwood III Associates and Tallwood III Annex are together referred to as the “Tallwood Funds”), Tallwood III Management, LLC, a Delaware limited liability company (“Tallwood Management”), Tallwood III Annex Management, LLC, a Delaware limited liability company (“Tallwood Annex Management”), Luis Arzubi, Diosdado Banatao and George Pavlov (the foregoing entities and persons collectively, the “Reporting Persons”).

This Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”) of Ikanos Communications, Inc., a Delaware corporation (the “Company”), Common Stock issuable upon the exercise of warrants (“Warrants”), and Series A Preferred Stock, par value $0.001 per share of the Company (the “Voting Share”).

The Reporting Persons are filing this Amendment No. 2 to the Schedule 13D to update the information included in Item 3, Item 4 and Item 5 of the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and replaced in its entirety as follows:

The Tallwood Funds purchased the Common Stock, Warrants and Voting Share in two separate transactions from the Company.

On August 24, 2009, Tallwood III purchased 10,074,743 shares of Common Stock and a Warrant to purchase 3,274,291 shares of Common Stock for an aggregate purchase price of $17,630,800; Tallwood III Partners purchased 1,275,771 shares of Common Stock and a Warrant to purchase 414,626 shares of Common Stock for an aggregate purchase price of $2,232,599; Tallwood III Associates purchased 78,057 shares of Common Stock and a Warrant to purchase 25,369 shares of Common Stock for an aggregate purchase price of $136,600; and Tallwood III Annex purchased 12,571,429 shares of Common Stock, and a Warrant to purchase 4,085,714 shares of Common Stock for an aggregate purchase price of $22,000,001, representing a total aggregate purchase price of $42,000,000.

On November 15, 2010, Tallwood III Annex purchased 5,616,475 shares of Common Stock for an aggregate purchase price of $5,897,299.

The funding for the purchases of these securities was obtained from the Tallwood Funds’ contributed capital from its limited partners.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by replacing the first paragraph with the following:

The Tallwood Funds and the other Reporting Persons acquired the Common Stock, Warrants and Voting Share (the “Investment”) for investment purposes. The Reporting Persons, including Diosdado Banatao and George Pavlov, intend to participate in the management of the Company through representation on the Company’s board of directors. For further information, see Items 2 and 6 of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and replaced in its entirety as follows:

(a) and (b)

Tallwood III has (a) sole voting power with respect to 0 shares of Common Stock, (b) sole dispositive power with respect to 0 shares of Common Stock, (c) shared voting and shared dispositive power with respect to 29,616,475 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants, which is equal to 47.8% of the outstanding Common Stock of the Company, assuming the exercise of the Warrants into shares of Common Stock, based on an aggregate of 70,438,242 shares of Common Stock outstanding as of February 22, 2013, as reported by the Company in its Annual Report on Form 10-K for the year ended December 31, 2012. Tallwood III has shared voting and shared dispositive power with respect to the Voting Share, or 100% of the outstanding Series A Preferred Stock of the Company.

Tallwood III Partners has (a) sole voting power with respect to 0 shares of Common Stock, (b) sole dispositive power with respect to 0 shares of Common Stock, (c) shared voting and shared dispositive power with respect to 29,616,475 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants, which is equal to 47.8% of the outstanding Common Stock of the Company, assuming the exercise of the Warrants into shares of Common Stock, based on an aggregate of 70,438,242 shares of Common Stock outstanding as of February 22, 2013, as reported by the Company in its Annual Report on Form 10-K for the year ended December 31, 2012. Tallwood III Partners has shared voting and shared dispositive power with respect to the Voting Share, or 100% of the outstanding Series A Preferred Stock of the Company.

Tallwood III Associates has (a) sole voting power with respect to 0 shares of Common Stock, (b) sole dispositive power with respect to 0 shares of Common Stock, (c) shared voting and shared dispositive power with respect to 29,616,475 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants, which is equal to 47.8% of the outstanding Common Stock of the Company, assuming the exercise of the Warrants into shares of Common Stock, based on an aggregate of 70,438,242 shares of Common Stock outstanding as of February 22, 2013, as reported by the Company in its Annual Report on Form 10-K for the year ended December 31, 2012. Tallwood III Associates has shared voting and shared dispositive power with respect to the Voting Share, or 100% of the outstanding Series A Preferred Stock of the Company.

Tallwood III Annex has (a) sole voting power with respect to 0 shares of Common Stock, (b) sole dispositive power with respect to 0 shares of Common Stock, (c) shared voting and shared dispositive power with respect to 29,616,475 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants, which is equal to 47.8% of the outstanding Common Stock of the Company, assuming the exercise of the Warrants into shares of Common Stock, based on an aggregate of 70,438,242 shares of Common Stock outstanding as of February 22, 2013, as reported by the Company in its Annual Report on Form 10-K for the year ended December 31, 2012. Tallwood III Annex has shared voting and shared dispositive power with respect to the Voting Share, or 100% of the outstanding Series A Preferred Stock of the Company.

Tallwood Management is the general partner of Tallwood III, Tallwood III Partners and Tallwood III Associates, and Tallwood Annex Management is the general partner of Tallwood III Annex. Tallwood Management and Tallwood Annex Management may be deemed to have shared voting and dispositive power with respect to the Common Stock, Warrants and Voting Share beneficially owned by the Tallwood Funds. Each of Luis Arzubi, Diosdado Banatao and George Pavlov is a managing member of Tallwood Management and Tallwood Annex Management, and may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock, Warrants and Voting Share beneficially owned by the Tallwood Funds. For further information, see Item 2 hereof.

In addition to the shares described above, each of Messrs. George Pavlov and Diosdado Banatao hold 79,000 shares of Common Stock (including options to purchase 70,000 shares of Common Stock) in his capacity as a director of the Company.

The Reporting Persons may be deemed to be a group with respect to the securities of the Company which they hold directly or indirectly. Such persons disclaim such group membership.

(c) Other than the shares reported herein, none of the Reporting Persons has effected any transactions involving the Common Stock in the 60 days prior to filing this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated September 3, 2009 (incorporated by reference to Exhibit 5 to Schedule 13D filed with the Securities and Exchange Commission on September 3, 2009).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated March 22, 2013

Tallwood III, L.P.
Tallwood III Partners, L.P.
Tallwood III Associates, L.P.

By: Tallwood III Management, LLC Its General Partner

By:	/s/ George Pavlov
George Pavlov, Managing Member

Tallwood III Annex, L.P.

By: Tallwood III Annex Management, LLC Its General Partner

By:	/s/ George Pavlov
George Pavlov, Managing Member

Tallwood III Management, LLC

By:	/s/ George Pavlov
George Pavlov, Managing Member

Tallwood III Annex Management, LLC

By:	/s/ George Pavlov
George Pavlov, Managing Member

/s/ Luis Arzubi
Luis Arzubi

/s/ Diosdado Banatao
Diosdado Banatao

/s/ George Pavlov
George Pavlov

Exhibit Index

Exhibit 1	Joint Filing Agreement, dated September 3, 2009 (incorporated by reference to Exhibit 5 to Schedule 13D filed with the Securities and Exchange Commission on September 3, 2009).